Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 11 to Registration Statement No. 333-81184 on Form N-1A of our report dated August 26, 2010, relating to the financial statements and financial highlights of Active Assets Institutional Government Securities Trust (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended June 30, 2010, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Other Service Providers - Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

October 27, 2010